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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-234354
January 15, 2020

Phoenix Tree Holdings Limited

        Phoenix Tree Holdings Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by calling Citigroup Global Markets Inc. at +1-800-831-9146, Credit Suisse Securities (USA) LLC at +1-800-221-1037 or J.P. Morgan Securities LLC at +1-866-803-9204. You may also access our company's most recent preliminary prospectus dated January 8, 2020, which is included in Amendment No. 1 to our company's registration statement on Form F-1, as filed on January 8, 2020, or Amendment No. 1, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1785154/000104746920000117/a2239 953zf-1a.htm.

        The following information supplements and updates the information contained in our company's preliminary prospectus included in Amendment No. 1, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus.

Prospectus Front Cover

The second to last paragraph on the prospectus front cover page has been amended as follows.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC), and Joy Capital and/or their affiliates, have indicated interest in purchasing up to US$30 million, US$25 million and US$20 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. In addition, a strategic investor has indicated interest in purchasing up to US$25 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are under no obligations to sell ADSs to such investors.

Risk Factors

The risk factor on page 62 has been amended as follows.

Participation in this offering by certain of our existing shareholders would reduce the available public float for our ADSs. In addition, participation in this offering by certain strategic investor may further reduce the liquidity of our ADSs.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC), and Joy Capital and/or their affiliates, have indicated interest in purchasing up to US$30 million, US$25 million and US$20 million, respectively, being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$15.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these shareholders would be up to an aggregate of 4,838,708 ADSs, representing approximately 45.6% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If any of these shareholders is allocated all or a portion of the ADSs in which they have indicated interest in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these shareholders in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by public investors. In addition, a strategic investor has indicated interest in purchasing up to US$25 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$15.50 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by such investor would be up to 1,612,903 ADSs, representing approximately 15.2% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If such investor is allocated all or a portion of the ADSs in which it has indicated interest in this offering and purchases any such ADSs, such purchase may further reduce the liquidity of our ADSs.

Management

The footnote relating to Xian Chen and William Wang has been amended as follows.

** Will resign immediately prior to the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Principal Shareholders

The last paragraph on page 169 has been amended as follows.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC), and Joy Capital and/or their affiliates, have indicated interest in purchasing up to US$30 million, US$25 million and US$20 million, respectively, being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are under no obligations to sell ADSs to such investors. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in this offering by these shareholders.

Underwriting

The first paragraph on page 211 has been amended as follows.

        Three of our existing shareholders, Antfin (Hong Kong) Holding Limited, Internet Fund IV Pte. Ltd. (an affiliate of Tiger Global Management, LLC), and Joy Capital and/or their affiliates, have indicated interest in purchasing up to US$30 million, US$25 million and US$20 million, respectively, of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. In addition, a strategic investor has indicated interest in purchasing up to US$25 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indications of interest are not binding agreements or commitments to purchase, and we and the underwriters are under no obligations to sell ADSs to such investors. The underwriters could determine to sell more, fewer or no ADSs to such investors.

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Phoenix Tree Holdings Limited